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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ALLOY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

019855303

(CUSIP Number)

SRB Management, L.P.
Attn:  Steven R. Becker
300 Crescent Court
Suite 1111
Dallas, Texas 75201
(214) 756-6156

With a copy to:

Kleinheinz Capital Partners, Inc.
Attn:  Andrew J. Rosell
301 Commerce Street
Suite 1900
Fort Worth, Texas, 76102
(817) 348-8100

With a copy to:

Richard J. Birns, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue, 7th Floor
New York, NY 10022
(212) 446-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 7, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SRB Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 926,720
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 926,720
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 926,720
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BD Media Investors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 630,137
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 630,137
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 630,137
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SRB Greenway Opportunity Fund, (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 264,369
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 264,369
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 264,369
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. SRB Greenway Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,214
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 32,214
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,214
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 926,720
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 926,720
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 926,720
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven R. Becker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 926,720
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 926,720
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 926,720
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 926,720
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 926,720
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 926,720
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kleinheinz Capital Partners, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 402,061
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 402,061
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,061
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, CO

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kleinheinz Capital Partners LDC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 402,061
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 402,061
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,061
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Global Undervalued Securities Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 402,061
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 402,061
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,061
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Global Undervalued Securities Fund (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 402,061
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 402,061
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,061
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Global Undervalued Securities Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 402,061
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 402,061
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,061
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Global Undervalued Securities Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 402,061
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 402,061
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,061
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John Kleinheinz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 402,061
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 402,061
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,061
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and the Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Alloy, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 151 West 26th Street, 11th Floor, New York, NY 10001.

Item 2.	Identity and Background

(a) This Statement is filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):  SRB Management, L.P., a Texas limited partnership (“SRB Management”); BD Media Investors LP, a Texas limited partnership (“BD Media”); SRB Greenway Opportunity Fund, (QP), L.P., a Texas limited partnership (“Greenway Opportunity QP”); SRB Greenway Opportunity Fund, L.P., a Texas limited partnership (“Greenway Opportunity, L.P.”); BC Advisors, LLC, a Texas limited liability company (“BCA”); Steven R. Becker (“Mr. Becker”); Matthew A. Drapkin (“Mr. Drapkin”); Kleinheinz Capital Partners, Inc., a Texas corporation (“Kleinheinz”); Kleinheinz Capital Partners LDC, a Cayman Islands limited duration company (“LDC”); Global Undervalued Securities Fund, L.P., a Delaware limited partnership (“Global, L.P.”); Global Undervalued Securities Fund (QP), L.P., a Delaware limited partnership (“Global QP”); Global Undervalued Securities Fund, Ltd., a Cayman Islands exempted company (“Global Ltd.”); Global Undervalued Securities Master Fund, L.P., a Cayman Islands limited partnership (“Global Master”); and John B. Kleinheinz (“Mr. Kleinheinz”).  The Reporting Persons are filing this Statement jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1 and incorporated herein by reference (the “Joint Filing Agreement”).

BD Media, Greenway Opportunity QP and Greenway Opportunity, L.P. are collectively referred to herein as the “Greenway Funds”.  The Greenway Funds, SRB Management, BCA, Mr. Becker, and Mr. Drapkin are collectively referred to herein as the “Greenway Reporting Persons”.  Kleinheinz, LDC, Global, L.P., Global QP, Global Ltd., Global Master, and Mr. Kleinheinz are collectively referred to herein as the “Kleinheinz Reporting Persons”.

Mr. Becker and Mr. Drapkin are the sole members of BCA, and BCA is the general partner of SRB Management.  Mr. Becker and Mr. Drapkin are also limited partners of SRB Management.  SRB Management is the general partner of, and investment manager for, the Greenway Funds.

Mr. Kleinheinz is the sole director and President of Kleinheinz and a director of LDC.  In addition to Mr. Kleinheinz, the executive officers of Kleinheinz are James K. Phillips (“Mr. Phillips”), Chief Financial Officer, and Andrew J. Rosell (“Mr. Rosell”), General Counsel and Chief Compliance Officer.  In addition to Mr. Kleinheinz, Mr. Phillips is the other director of LDC.  LDC is the general partner of Global, L.P. and Global QP.  Mr. Kleinheinz and Mr. Phillips are the directors of Global Ltd.  Global, L.P., Global QP, and Global Ltd. are the general partners of Global Master.  Kleinheinz is investment manager of Global, L.P., Global QP, Global Ltd. and Global Master.

(b) The business address of each Greenway Reporting Person is 300 Crescent Court, Suite 1111, Dallas, Texas 75201.

The business address of LDC is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KYI-9002 Cayman Islands.  The business address of Global, L.P., Global QP, Global Ltd., and Global Master is c/o BNY Mellon Alternative Investment Services Ltd., 48 Par La Ville Road, Suite 464, Hamilton HM11, Bermuda.  The business address of Kleinheinz, Mr. Kleinheinz, Mr. Phillips, and Mr. Rosell is 301 Commerce Street, Suite 1900, Fort Worth, Texas, 76102.

(c) The present principal occupation of each of Mr. Becker and Mr. Drapkin is serving as the co-managing member of BCA.  The principal business of BCA is serving as the general partner of SRB Management.  The principal business of SRB Management is serving as the general partner of, and investment manager for, the Greenway Funds and other limited partnerships.  The principal business of BD Media is acquiring and holding an interest in the Issuer.  The principal business of Greenway Opportunity QP and Greenway Opportunity, L.P. is acquiring and holding an interest in the Issuer and other securities.

The principal occupation of Mr. Kleinheinz is serving as President and director of Kleinheinz.  The principal occupation of Mr. Phillips is Chief Financial Officer of Kleinheinz.  The principal occupation of Mr. Rosell is General Counsel and Chief Compliance Officer of Kleinheinz.  The principal business of Kleinheinz is serving as investment manager for Global, L.P., Global QP, Global Ltd., and Global Master.  The principal business of LDC is serving as general partner of Global, L.P. and Global QP.  The principal business of Global Master is making, holding and disposing of investments, including securities of the Issuer.  The principal business of Global, L.P., Global QP and Global Ltd. is serving as general partner of Global Master.
(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Becker, Mr. Drapkin, Mr. Kleinheinz, Mr. Phillips and Mr. Rosell are citizens of the United States of America. The place of organization of all other Reporting Persons is listed in paragraph (a) of this Item 2.

Item 3.	Source and Amount of Funds or other Consideration

The Greenway Reporting Persons expanded an aggregate of approximately $6,010,352.79 (including commissions, if any) to purchase 926,720 shares of Common Stock.  All funds used by the Greenway Reporting Persons to purchase reported securities have come from working capital of the Greenway Funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

The Kleinheinz Reporting Persons expanded an aggregate of approximately $2,965.636.12 (including commissions, if any) to purchase 402,061 shares of Common Stock.  All funds used by the Kleinheinz Reporting Persons to purchase reported securities have come from capital of Global Master, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4.	Purpose of Transaction

(a)-(j)      Following discussions between the Greenway Reporting Persons and the Kleinheinz Reporting Persons, the Reporting Persons decided to work together as a group to take certain actions and to execute the Joint Filing Agreement setting forth certain terms of their relationship with respect to their investment in the Issuer, which is more fully described in Item 6 hereto.  The actions or intended actions discussed in this Item 4 are pursuant to the terms of the Joint Filing Agreement, which is incorporated herein by reference.

The Reporting Persons originally purchased Common Stock based on the Reporting Persons’ belief that the shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and in connection therewith, intend to discuss with the Issuer ways in which such undervaluation can be corrected.  The Reporting Persons may engage the Issuer in discussions regarding the Issuer’s assets, business, capitalization, financial condition or operations.

Subject to applicable law and regulations, and depending upon certain factors, including without limitation, general market and investment conditions, the financial performance of the Issuer, and the availability of shares of Common Stock at prices that would make the purchase of shares of Common Stock desirable, the Reporting Persons intend to increase their position in the Issuer through, among other things, the purchase of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Based on the above discussions with the Issuer and depending upon certain other factors, including without limitation, general market and investment conditions, the financial performance of the Issuer, and the availability of shares of Common Stock at prices that would make the purchase or sale of shares of Common Stock desirable, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, nominating or recommending candidates to serve as members of the Board of Directors of the Issuer (the “Board”), having discussions with other stockholders and potential nominees to the Board, making proposals to the Issuer concerning changes to the capitalization, ownership structure, operations, or Certificate of Incorporation or Bylaws of the Issuer, or changing their intention with respect to any and all matters referred to in this Item 4.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer

(a), (b) As of the date hereof, the Reporting Persons own an aggregate of 1,328,781 shares of Common Stock.  Based upon a total of 12,942,077 outstanding shares of Common Stock, as reported in the Issuer’s quarterly report on Form 10-Q for the period ending October 31, 2009, the Reporting Persons’ shares represent approximately 10.267% of the outstanding shares of Common Stock.

BD Media beneficially owns 630,137 shares of Common Stock (the “BD Media Shares”), which represent approximately 4.869% of the outstanding shares of Common Stock.

Greenway Opportunity QP owns 264,369 shares of Common Stock (the “Greenway Opportunity QP Shares”), which represent approximately 2.043% of the outstanding shares of Common Stock.

Greenway Opportunity, L.P. owns 32,214 shares of Common Stock (the “Greenway Opportunity, L.P. Shares”), which represent approximately 0.249% of the outstanding shares of Common Stock.

The BD Media Shares, Greenway Opportunity QP Shares and Greenway Opportunity, L.P. Shares are collectively referred to herein as the “Greenway Funds Shares”.

BD Media has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the BD Media Shares.  BD Media disclaims beneficial ownership of the Greenway Opportunity QP Shares and the Greenway Opportunity, L.P. Shares.

Greenway Opportunity QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Greenway Opportunity QP Shares.  Greenway Opportunity QP disclaims beneficial ownership of the BD Media Shares and the Greenway Opportunity, L.P. Shares.

Greenway Opportunity, L.P. has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Greenway Opportunity, L.P. Shares.  Greenway Opportunity, L.P. disclaims beneficial ownership of the BD Media Shares and the Greenway Opportunity QP Shares.

As general partner of the Greenway Funds, SRB Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Greenway Funds Shares.  SRB Management does not own any shares of Common Stock directly and disclaims beneficial ownership of the Greenway Funds Shares.

As general partner of SRB Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by SRB Management.  BCA does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by SRB Management.

As co-managing members of BCA, each of Mr. Becker and Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA.  Neither Mr. Becker nor Mr. Drapkin own any shares of Common Stock directly, and each disclaims beneficial ownership of any shares of Common Stock beneficially owned by BCA.  Furthermore, Mr. Becker disclaims beneficial ownership of any shares of Common Stock beneficially owned by Mr. Drapkin, and Mr. Drapkin disclaims beneficial ownership of any shares of Common Stock beneficially owned by Mr. Becker.

Global Master beneficially owns 402,061 shares of Common Stock (the “Global Master Shares”), which represent approximately 3.107% of the outstanding shares of Common Stock.

As general partners of Global Master, Global, L.P., Global QP and/or Global Ltd. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Global Master Shares.  None of Global, L.P., Global QP or Global Ltd. owns any shares of Common Stock directly, and each disclaims beneficial ownership of the Global Master Funds Shares.

As general partner of Global, L.P. and Global QP, LDC may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Global, L.P. or Global QP.  LDC does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by Global, L.P. or Global QP.

As investment manager of Global, L.P., Global QP, Global Ltd., and Global Master, Kleinheinz may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Global Master Shares and any shares of Common Stock beneficially owned by Global, L.P., Global QP or Global Ltd.  Kleinheinz does not own any shares of Common Stock directly and disclaims beneficial ownership of the Global Master Shares and any shares of Common Stock beneficially owned by Global, L.P., Global QP or Global Ltd.

As sole director and President of Kleinheinz, Mr. Kleinheinz may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Kleinheinz.  Mr. Kleinheinz does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by Kleinheinz.

Each of the Greenway Reporting Persons disclaims beneficial ownership of the Kleinheinz Shares or any shares of Common Stock beneficially owned by any of the Kleinheinz Reporting Persons.

Each of the Kleinheinz Reporting Persons disclaims beneficial ownership of the Greenway Funds Shares or any shares of Common Stock beneficially owned by any of the Greenway Reporting Persons.

As of the date hereof, no Reporting Person owns any Common Shares other than those set forth in this Item 5.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all transactions by the Reporting Persons in shares of Common Stock within the last 60 days, all of which were brokered transactions, are set forth below:

Name of Reporting Person	Date	Number of Shares Purchased/(Sold)	Average Price per Share
Greenway Opportunity QP	10/23/2009	(17,800)	6.5300
Greenway Opportunity QP	10/23/2009	(22,250)	6.5332
Greenway Opportunity, L.P.	10/23/2009	(2,200)	6.5300
Greenway Opportunity, L.P.	10/23/2009	(2,750)	6.5332
Greenway Opportunity QP	10/28/2009	(19,936)	6.6071
Greenway Opportunity, L.P.	10/28/2009	(2,464)	6.6071
Greenway Opportunity QP	11/2/2009	(1,869)	6.6514
Greenway Opportunity, L.P.	11/2/2009	(231)	6.6514
Greenway Opportunity QP	11/9/2009	41,830	6.6500
Greenway Opportunity, L.P.	11/9/2009	5,170	6.6500
Greenway Opportunity QP	11/12/2009	1,958	6.5995
Greenway Opportunity, L.P.	11/12/2009	242	6.5995
BD Media	11/12/2009	2,200	6.5995
BD Media	11/12/2009	300	6.7267
BD Media	11/13/2009	29,900	6.8000
BD Media	11/13/2009	600	6.6900
BD Media	11/16/2009	25,000	6.8700
BD Media	11/16/2009	10,100	6.8703
BD Media	11/17/2009	10,000	7.0000
BD Media	11/18/2009	3,000	7.2200
BD Media	11/19/2009	2,800	7.3946
BD Media	11/19/2009	30,000	7.3500
BD Media	11/20/2009	10,000	7.5500
BD Media	11/20/2009	1,000	7.5200
BD Media	11/20/2009	5,000	7.5200
BD Media	11/24/2009	700	7.4986
BD Media	11/27/2009	500	7.2812
BD Media	11/30/2009	105,000	7.9429
BD Media	12/1/2009	74,300	8.0000
BD Media	12/4/2009	25,000	6.7100
BD Media	12/4/2009	7,400	6.7250
BD Media	12/7/2009	27,400	6.4948
BD Media	12/7/2009	3,687	6.4800
Global Master	12/7/2009	27,400	6.4948
Global Master	12/7/2009	3,687	6.4800
BD Media	12/8/2009	2,800	6.7960
Global Master	12/8/2009	2,700	6.7960
BD Media	12/9/2009	1,400	6.6385
Global Master	12/9/2009	1,400	6.6385
BD Media	12/10/2009	3,600	6.6497
Global Master	12/10/2009	3,600	6.6497
BD Media	12/14/2009	22,000	6.9847
BD Media	12/15/2009	8,400	7.0390
BD Media	12/16/2009	3,850	7.2434
BD Media	12/16/2009	34,200	7.1897
BD Media	12/17/2009	180,000	7.4328
Global Master	12/17/2009	363,274	7.4328

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares set forth above.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On December 17, 2009, the Reporting Persons entered into the Joint Filing Agreement pursuant to which, among other things, (a) the Group agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Group agreed to (i) coordinate their actions with respect to the purchase or sale of shares of Common Stock and (ii) coordinate their actions with respect to any discussions with the Company regarding the Company’s assets, business, capitalization, financial condition or operations, and (c) share certain expenses incurred in connection with the foregoing.  A copy of this agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

Except for the matters described herein, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1
Joint Filing Agreement, dated December 17, 2009, by and among BD Media Investors LP; SRB Greenway Opportunity Fund, (QP), L.P.; SRB Greenway Opportunity Fund, L.P.; SRB Management, L.P.; BC Advisors, LLC; Steven R. Becker; Matthew A. Drapkin; Kleinheinz Capital Partners, Inc.; Kleinheinz Capital Partners LDC; Global Undervalued Securities Fund, L.P.; Global Undervalued Securities Fund (QP), L.P.; Global Undervalued Securities Fund, Ltd.; Global Undervalued Securities Master Fund, L.P.; and John B. Kleinheinz.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:           December 17, 2009

BD MEDIA INVESTORS LP

By:	SRB Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Steven R. Becker
Name: Steven R. Becker
Title: Co-managing Member

SRB GREENWAY OPPORTUNITY FUND, (QP), L.P.

By:	SRB Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Steven R. Becker
Name: Steven R. Becker
Title: Co-managing Member

SRB GREENWAY OPPORTUNITY FUND, L.P.

By:	SRB Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Steven R. Becker
Name: Steven R. Becker
Title: Co-managing Member

SRB MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

	By:	/s/ Steven R. Becker
Name: Steven R. Becker
Title: Co-managing Member

BC ADVISORS, LLC

By:	/s/ Steven R. Becker
Name: Steven R. Becker
Title: Co-managing Member

STEVEN R. BECKER

/s/ Steven R. Becker

MATTHEW A. DRAPKIN

/s/ Matthew Drapkin

KLEINHEINZ CAPITAL PARTNERS, INC.

By:	/s/John B. Kleinheinz
Name: John B. Kleinheinz
Title: President

KLEINHEINZ CAPITAL PARTNERS LDC

By:	/s/John B. Kleinheinz
Name: John B. Kleinheinz
Title: Managing Director

GLOBAL UNDERVALUED SECURITIES FUND, L.P.

By:	Kleinheinz Capital Partners, Inc., its investment manager

	By:	/s/John B. Kleinheinz
Name: John B. Kleinheinz
Title: President

GLOBAL UNDERVALUED SECURITIES FUND (QP), L.P.

By:	Kleinheinz Capital Partners, Inc., its investment manager

	By:	/s/John B. Kleinheinz
Name: John B. Kleinheinz
Title: President

GLOBAL UNDERVALUED SECURITIES MASTER FUND, L.P.
By:	Global Undervalued Securities, L.P., its general partner:

	By:	Kleinheinz Capital Partners, Inc., its investment manager

		By:	/s/John B. Kleinheinz
Name: John B. Kleinheinz
Title: President

GLOBAL UNDERVALUED SECURITIES FUND LTD.

By:	/s/John B. Kleinheinz
Name: John B. Kleinheinz
Title: Director

JOHN B. KLEINHEINZ

/s/John B. Kleinheinz